

Mail Stop 3233

May 18, 2016

Via E-mail
Ms. Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, Suite 200
Santa Monica, CA 90401

>   Re: **Douglas Emmett, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 19, 2016**
>   **File No. 1-33106**
>
>   **Douglas Emmett, Inc.**
>   **Form 10-Q for the quarterly period ended March 31, 2016**
>   **Filed May 6, 2016**
>   **File No. 1-33106**

Dear Ms. Gisler:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2016

Notes to Consolidated Financial Statements

3. Investments in Real Estate, page 13

1. We note that you have recorded the $240 million of bridge equity as noncontrolling interest. Please clarify for us the nature of the bridge equity and tell us how you determined it should be reflected as noncontrolling interest. Within your response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
    Commodities